Gilder Gagnon Howe & Co. LLC
Statement of Financial Condition
December 31, 2025

Gilder Gagnon Howe & Co. LLC
Statement of Financial Condition
December 31, 2025

Page(s)

The accompanying notes are an integral part of the financial statements



Report of Independent Registered Public Accounting Firm

To the Members of Gilder Gagnon Howe & Co. LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Gilder Gagnon Howe & Co. LLC (the "Firm") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Firm as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on the Firm's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Firm in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2026

We have served as the Firm's auditor since 1981.

Gilder Gagnon Howe & Co. LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	14,246,034
Restricted Cash		1,880,408
Receivable from clearing broker		14,641,883
Securities owned, held at clearing broker, at market value		37,191,947
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $9,409,017		6,526,312
Right of use asset		27,377,676
Other assets		4,090,090
Total assets	$	105,954,350

Liabilities and Members' Capital

Liabilities

Accrued compensation	$	10,628,099
Profit sharing plan		4,162,423
Accounts payable and accrued expenses		2,170,201
Lease liability		35,691,055
Other liabilities		366,042
Total liabilities	$	53,017,820

Commitments and contingencies (Note 5)

Members' capital		52,936,530
Total liabilities and members' capital	$	105,954,350

The accompanying notes are an integral part of the financial statements

Gilder Gagnon Howe & Co. LLC
Notes to Financial Statements
December 31, 2025

1.   Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer and investment adviser registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

"The Firm" manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities and options. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Accordingly, substantially all of the Firm's credit exposures are concentrated with the clearing broker.

The clearing broker has procedures to maintain collateral for the firm's introduced customer margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized and under-collateralized margin loans receivable, as the Firm is responsible for its clients to maintain margin in their respective customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this. At December 31, 2025, the Firm has recorded no liabilities with regard to the clearing broker's right.

In addition, the Firm has the right to pursue collection or performance from customers or other counterparties who do not perform under their contractual obligations.

2.   Significant Accounting Policies

Cash
The Firm considers highly liquid instruments with maturities of three months or less from the date of acquisition to be cash equivalents. The Firm primarily maintains its cash with two major financial institutions, which exceed federal insurance limits and therefore potentially subject the Firm to a concentration of credit risk. The Firm had no cash equivalents as of December 31, 2025. The carrying value of cash and cash equivalents approximates fair value, and would be classified as level one in the fair value hierarchy

Restricted Cash
The Firm maintains its restricted cash with one major financial institution, which exceeds federal insurance limits. The Firm maintains an irrevocable standby letter of credit in the amount of $1,880,407 for the purposes of satisfying a lease deposit requirement.

Receivable from Clearing Broker
Receivable from clearing broker represents commissions and fees earned from the Firm's customers and other income earned from the clearing broker. The Firm is subject to credit risk should the clearing broker be unable to pay the receivable from clearing broker balance reflected on the statement of financial condition; however, the Firm does not anticipate non-performance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing, and would be classified as level two in the fair value hierarchy.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are depreciated over their estimated useful lives using the straight-line method with five- and three-year schedules. Leasehold improvements are depreciated over the

shorter of the term of the lease or the estimated life of the improvement using the straight-line method over a fifteen-year schedule.

Securities Owned, held at clearing broker, at market value
The fair values of the Firm's securities owned approximate their carrying values due to their short-term nature. All of the Firm's securities owned are investments in money market accounts which are measured at fair value using the net asset value as practical expedient, therefore, are not required to be classified in the fair value hierarchy under ASC 820.

Distributions to Members
The allocation of income to the Firm's members is based on the members' agreement. The Firm generally distributes income to the members every month in arrears.

Income Taxes
The Firm is a Limited Liability Company that is taxed as a partnership for federal income tax purposes and accordingly is not subject to federal or state corporate income taxes. However, the Firm is subject to the New York City Unincorporated Business Tax ("UBT"), which has a statutory tax rate of 4%. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The Firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized on the statement of financial condition. As of December 31, 2025, the Firm has no uncertain tax positions.

The Firm is subject to examination by the U.S. Internal Revenue Service ("IRS") and other taxing authorities in jurisdictions where the Firm has significant business operations such as New York City. The tax years under examination vary by jurisdiction. The last open tax year that the Firm is subject to examination is 2020.

Leases
The Firm is a lessee in a non-cancellable finance lease, for office space. The Firm determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable. Otherwise, the Firm uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available. The Firm's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The incremental borrowing rate is determined based on the Firm's credit standing. The incremental borrowing rate for the lease is 4.07%. The right of use asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

The Firm's remaining lease term as of December 31, 2025, is eleven years. While the lease includes an option for the Firm to terminate the agreement early (subject to a termination penalty), the Firm is reasonably certain that it will not exercise this option. Accordingly, the lease term for measurement purposes does not reflect the early termination. The lease does not include restrictive financial or

other covenants. Payments due under the lease contract include fixed payments. The Firm's office space lease requires it to make variable payments for the Firm's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Allowance for Credit Losses
The Firm measures CECL in accordance with the guidance of Accounting Standards Codification ("ASC") No. 326-20, "Financial Instruments – Credit Losses ("Topic 326"): Measurement of Credit Losses on Financial Instruments". CECL is based on changes in the financial asset's underlying credit risk and includes forward looking or macroeconomic information. The calculation requires judgement and the choice of inputs, estimates and assumptions.

The majority of the financial assets recognized at amortized cost have a short duration, are receivable on demand or collateralized with cash or securities, and as a result, the Firm considers the credit risk to be minimal.

The Firm evaluated historical cash collections and customer indemnifications as well as current conditions, and reasonable and supportable forecasts with our clearing broker. Based on these considerations, the allowance for credit loss in accordance with ASC 326 was not material for these receivables or off-balance sheet exposures as of December 31, 2025.

Use of Estimates
The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. **Furniture, Equipment and Leasehold Improvements**

A summary of the components of furniture, equipment and leasehold improvements at December 31, 2025 are as follows:

Furniture	$	1,744,785
Equipment		485,044
Leasehold improvements		13,705,500
		15,935,329
Accumulated depreciation and amortization		(9,409,017)
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization	$	6,526,312

4. **Defined Retirement & Contribution Benefit Plans**

The Firm has a profit-sharing plan for all eligible full-time employees. The 2025 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2025, limited to a maximum of $70,000 per individual employee allowable under United States Treasury Department regulations.

The Firm also has a defined contribution benefit plan for all full-time eligible employees. The 2025 Firm contribution amount is based on the plan's schedule containing amounts per eligible individual.

5.   Commitments and Contingencies

Lease Commitments
Amounts reported in the balance sheet as of December 31, 2025 are as follows:

Finance Leases:

Finance Lease ROU Assets	$ 27,377,676
Finance Lease Liabilities	$ 35,691,055

The Firm is obligated under a lease for office space as of December 31, 2025, which expires on December 31, 2036. While the lease contains an early termination option, the Firm has determined that it is not reasonably certain to exercise this option; therefore, the lease is accounted for as a non-cancelable obligation through the 2036 expiration date.

The weighted-average remaining lease term for our finance lease is thirteen years and the weighted-average discount rate for our finance lease is 4.07%.

Minimum future annual rental commitments under the non-cancelable finance lease are as follows:

Year Ending December 31	
2026	3,530,922
2027	3,817,459
2028	3,923,388
2029	4,001,856
2030	4,081,893
2031 - Thereafter	25,413,271
Total minimum future rental commitments	44,768,789
Less interest on lease liabilities	(9,077,734)
Total lease liability	35,691,055
Less current portion	(2,037,195)
Long term portion	$ 33,653,860

The Firm has previously entered into two sublease agreements (the "agreement(s)"), with individual third parties (the "sublessees"), for certain portions of its leased office space. The first sublease is for a proportionate share of 37.5% of the 14th floor leased by the Firm. The second sublease is for a proportionate share of 17% of the 14th floor leased by the Firm. The Firm has classified both agreements as operating leases at their inception. The term of each sublease is approximately five years with renewal options. For each agreement, lease income consists of fixed base rent with annual escalations and variable additional rents for a proportionate share of the building's actual property taxes and utilities. The subleases provide the sublessors the option to terminate the sublease by giving at least 12 months prior written notice, if the sublessee is not in default of any terms and conditions of the agreement. The agreements do not include restrictive financial or other covenants or any residual value guarantees.

Legal Matters
During the normal course of business, the Firm, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Firm does not believe that these matters will have a material adverse effect on the Firm's financial condition, net income or cash flows.

6. **Regulatory Requirements**

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by SEC Rule 15c3-1, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2025, the Firm had net capital, as defined, of approximately $17,815,399 which was $17,565,399 in excess of the minimum net capital requirement. Additionally, the Firm claims an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240. 15c3-3(k): (2)(ii).

7. **Segment Reporting**

The Firm is engaged in a single line of business as a securities broker-dealer, which comprises investment management services for individual customers on a discretionary basis. The Firm has identified the Co-CEOs as the chief operating decision makers ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Firm. Additionally, the CODM uses excess net capital to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Firm as a whole.

8. **Subsequent Events**

The Firm has evaluated and determined that no events or transactions occurred after December 31, 2025, and through February 27, 2026, which is the date the financial statements were available to be issued, that would require recognition or disclosure in the statement of financial condition.